Exhibit 12
Equity LifeStyle Properties, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	2009	2008	2007	2006	2005
Income from continuing operations before allocation to minority interests	$51,395	$38,566	$43,622	$36,844	$7,306

Fixed Charges	114,452	115,574	119,210	119,299	114,686

Earnings	$165,847	$154,140	$162,832	$156,143	$121,992

Interest incurred	95,740	96,606	100,206	100,404	97,894
Amortization of deferred financing costs	2,569	2,824	2,864	2,757	2,818
Perpetual Preferred OP unit Distributions	16,143	16,144	16,140	16,138	13,974

Fixed Charges	$114,452	$115,574	$119,210	$119,299	$114,686

Earnings/Fixed Charges	1.45	1.33	1.37	1.31	1.06